Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: May 12, 2006

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been made in The Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company has filed, and will file, important documents with the SEC, including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents because they contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on the SEC’s website at www.sec.gov and Mittal Steel’s website at www.mittalsteel.com.

For immediate release

Mittal Announces U.S. Antitrust Clearance for Arcelor Bid

11th May 2006 - Mittal Steel Company N.V. announced today that the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to Mittal’s bid to acquire Arcelor expired at 11:59 p.m. on May 11, 2006. The Department of Justice has not issued a request for additional information and documentary material (“second request”) in connection with the Transaction.

The Department’s investigation is continuing with respect to one area of overlap between the companies’ operations in North America. Mittal and the Department have agreed that, if the Department were to conclude that a remedy is necessary to resolve a competitive concern in this area, Mittal’s proposed sale of Dofasco, Inc., in accordance with its January 26 agreement with ThyssenKrupp, would satisfy the Department’s concerns. Mittal remains committed to divesting Dofasco to ThyssenKrupp pursuant to the January 26 agreement.

If Mittal is unable to sell Dofasco to ThyssenKrupp due to Arcelor’s transfer of its Dofasco shares to the S3 Stichting, Mittal may instead resolve any competitive concern by selling an alternative asset. Mittal believes that a divestiture of the alternative asset would have no adverse effect on Mittal Steel’s sales or operations, particularly in light of the related retention of Dofasco.

About Mittal Steel

Mittal Steel Company is the world’s largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.

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